INVEST IN **GROUNDFLOOR**

Generate continuous cash flow investing in real estate debt


Recently Repaid Investments
C
10.2%
Rate
12 mo.
Projected Term
55.3%
Loan to ARV
1 Tremont Street, Oxford MA
VIEW LOAN
D
13%
Rate
12 mo.
Projected Term
63.5%
Loan to ARV
1215 South 9th St, Noblesville IN
VIEW LOAN
C
11%
Rate
12 mo.
Projected Term
64.7%
Loan to ARV
2150 Beecher Rd SW, Atlanta GA
VIEW LOAN

groundfloor.us Atlanta GA

LEAD INVESTOR

David Sissman Managing Director

To individual investors, the Groundfloor value proposition is extraordinary: with relatively little money, you can build your own diversified portfolio of first-lien mortgages on residential properties across the USA. Brian and Nick have solved the hardest problems: establishing a regulatory pathway that establishes barriers to entry, attracting a growing network of borrowers, and satisfying retail investors with average rates of 10%. Now it is time for Groundfloor to scale. In addition to being an investor in the company, I have been an investor in the loan offerings on the Groundfloor platform since 2015. I have been happy with the returns, the ease of use, and the continuing innovation on the platform.

Invested $35,000 this round & $353,685 previously

Highlights

1. Our platform makes investing safe, easy, and predictable - with no fees, ever
2. Short-term, high-yield investments that average a 10% annual return
3. Raised more than $38 million from notable angels, VCs, and over 6,375 individual retail investors
4. Nearly 200,000 users and growing quickly
5. Over $800 million invested on the platform to date
6. Winner of over two dozen industry and innovation awards
7. First and only company qualified by the SEC to issue payment-dependent real estate notes

Winner of over two dozen industry and innovation awards

7. First and only company qualified by the SEC to issue payment-dependent real estate notes

8. [Insert updated CAGR numbers]

Our Team



Brian Dally Co-Founder & CEO

Brian's 20-year career building disruptive technology startups includes stints in Silicon Valley, Boston, London, and the North Carolina Research Triangle. Brian has a JD from Harvard Law School and an MBA from Harvard Business School.

Banking is broken. Banks use your money but they get to call the shots on who gets funded, at what level, for what uses. And then they take all the profit. With Groundfloor, you get to be the bank. We believe everyone should profit from their savings the way banks do. Our wealthtech platform makes earning better returns safe, easy, and predictable.



Nick Bhargava Co-Founder & EVP Regulatory Affairs

Nick leads product development and is responsible for regulatory strategy. An expert in securities law, Nick was heavily involved in the JOBS Act as an early pioneer of crowdfunding. Nick received his LLM at Duke University School of Law.



Rhonda Hills COO

Rhonda has spent her career building digital supply and demand marketplaces. Prior to Groundfloor, she served as CMO for Dinova, EVP Operations for BLiNQ Media and CMO for Kudzu.com. Rhonda is a summa cum laude graduate of the University of Maryland.



Benjamin Sutton SVP, Finance & Strategy

Ben's career began in the Audit practice at KPMG LLP and worked in a financial reporting role at a public company during the company's initial public offering. Ben is a certified public accountant, and has a MAcc from the University of North Florida.



Chris Schmitt CTO

Chris has 15 years of software experience as a Full Stack developer, including stints at Republic Wireless (with Brian) and building financial services backend systems for Fidelity Investments. Chris earned his BA from Roger Williams University.



Megan Heaney Head of People, Culture and Projects

As a 12-year tech startup veteran, Megan knows how to grow a thriving organization and has developed a world-class employee experience at Groundfloor for our amazing team. Megan holds a BS in Strategic Communications from the University of Colorado.



Chris Garrett VP, Product

Chris has led development on 60+ mobile apps, working with companies ranging from lone founders to corporations with millions in revenue. Chris earned an MS in Biochemistry from Duke University and BS in Biochemistry from Florida State University.



Patrick Donoghue VP, Operations

Patrick has been underwriting, originating, and servicing private money loans since 2006. As VP, Operations, he leads the underwriting of all loans and the real estate closing process. He graduated from Edinboro University with a B.A. in Psychology.

Groundfloor is an award-winning wealth-tech platform offering high-yield, short-term, real estate debt investments directly to the general public.


Strategies
$2,345.09603961
Groundfloor


Why Groundfloor
is Good for the World


THE PROBLEM
... BANKING.
Depositors get next to nothing. Banks call the shots on who gets funded, at what level, for what uses, and they take all the profit – from your money.
THE AMERICAN DREAM IS OVER.


THE WALL STREET JOURNAL.
Inflation Speeds to 40-Year High
What's News
No Relief
Savings accounts are doing little to soothe the pain of inflation
Inflation
Average savings account rate
Average Savings Account Rate
10%
5
0
1987
2000
2010
2020
Year
Sources: Consumer Price Index, Bankrate.com
2022 data reflects year-to-date values
And inflation is only making matters worse.


THE SOLUTION
Groundfloor
We believe everyone should profit from their savings and investments the way banks do.
Our award-winning platform makes earning better returns safer, easier, and predictable.

We are mission driven to provide financial access for all walks of life and help communities in the process.


OUR TWO EXCITING PRODUCTS:
Groundfloor
Low Risk Investing
No maximum balance, high-yield, short-term
Stairs
by GROUNDFLOOR
Savings on Steroids
No minimum balance, 100% liquidity

Investing shouldn't come with annual management fees, hidden spreads, or lock-ups that put control in the hands of a fund manager. Our platform enables **everyone** to build diversified portfolios that deliver **continuous cash flow** with high yields secured by real assets.


WHAT GROUNDFLOOR OFFERS
Safe & Stable Investing for Everyone
CONSISTENT 10% RETURNS
REGULAR CASH FLOW
NO FEES, EVER
INVESTMENTS SECURED BY REAL ESTATE PROPERTY

Groundfloor is the only platform where you can safely earn up to **10% returns** with investments that are secured and **backed by real assets.** Now you don't have to sacrifice returns when minimizing risk.


HOW GROUNDFLOOR WORKS
Link a bank account and deposit funds
Determine an investment strategy
Build a portfolio based on your criteria
Generate returns in 9-12 months

Sign Up

Setting up your account is quick and easy. Choose the amount you'd like to invest and get started with as little as $10.

Fund Your Account

Link to your bank account through our secure encryption partner to transfer funds to begin investing. With Groundfloor, your financial future is already

looking up!

Choose Investments

Build your own portfolio of short term, high yield, real estate debt investments based on your own personal risk/reward profile. Or let our investment wizard guide you.

Manage & Earn

Debt products inherently carry less risk, which is why we've been able to generate consistent 10%+ returns for our investors over the past six years, with repayments received in 6-9 months on average.

GROUNDFLOOR VS. OTHER INVESTMENTS

	Groundfloor	Bank CDs	Stock Apps	Crypto	Collectibles
ANNUAL INTEREST RATE	10%	0.01-3.0%	✗	varies	0%
NO FEES	✓	✗	varies	✗	✗
SECURITY	residential property	FDIC insured	✗	✗	physical or virtual goods
PRODUCT	debt note	bank interest	stocks, options, funds	coins	SPV
REPAYMENT TERM	continuous	1-72 months	?	??	???

Groundfloor investments are secured by real assets in a **first lien position**. You can choose individual renovation projects to invest in, or use our automatic investing tools to continuously invest in projects that meet your criteria. Investments **repay every 9-12 months** on average, so if you make investments each month, after 9 months, you'll always have investments repaying each month. That's pretty good liquidity for a secured investment backed by real assets! Groundfloor is a safe way to earn great results.


WHAT STAIRS OFFERS
A Better Way to Save
FIXED 4% RATE
WITHDRAW ANYTIME
NO FEES, EVER
INVESTMENTS SECURED BY REAL ESTATE NOTES
$2,345.09603961
$34,456


HOW STAIRS WORKS
Stairs
$1,545.62
Create account
Transfer funds
Earn cash

Sign Up
Download Stairs from the App Store or Google Play and sign up in just minutes.

Connect Your Bank
Link to your bank account through our secure encryption partner to transfer funds to begin earning interest.

Start Earning
Turn on recurring deposits and watch you balance start growing immediately!


SAVING WITH GROUNDFLOOR VS. SAVING WITH BANKS
Stairs
citi
CHASE
WELLS FARGO
ANNUAL PERCENTAGE RATE
4%
0.5%
0.01%
0.01%
0.01%
UNLIMITED WITHDRAWALS
FREE TO USE

Big banks should be ashamed of the interest rates they offer. Most offer 0.01% or maybe 0.5% if you're lucky. That means for every $100 in your savings account, you earn 1¢ a year. What can you buy with that?


WHAT SETS GROUNDFLOOR PRODUCTS APART
DESIGNED FOR EVERYONE
For anyone who wants to do more with their money – not just accredited investors.
MINIMAL CONCENTRATION RISK
Continuously diversify across a range of investments for as little as $10 each.
SHORT-TERM LIQUIDITY
With recurring investments, portfolios generate cash flow in as little as nine months.
QUALIFIED BY THE SEC
Each investment opportunity is qualified by the SEC before being offered on the platform.

Safe and Stable

Our investments are backed by real estate debt, which carries lower risk than common or preferred equity investments.

Consistent Returns
Over the last eight years, Groundfloor investments have consistently generated an average of 10% returns for our investors.

Short-term Liquidity
With recurring investments and our short-term loans, your portfolio can generate cash flow in as little as nine months.

THE ADVANTAGE OF REAL ESTATE DEBT


Groundfloor offers debt investments that carry less risk and are backed by secured, collateralized real estate assets in a first lien position.
COMMON EQUITY
PREFERRED EQUITY
DEBT
MORE RISK
Long-term (5-10 years)
LESS RISK
Short-term (6-18 months)


Why Groundfloor
is Good for Shareholders


UNIQUE, SELF-SUSTAINING BUSINESS MODEL
We provide our own capital to real estate developers
1
2
We offer proprietary securities based on the underlying asset
UNLIMITED GROWTH POTENTIAL
3
Individuals invest in our securities
4
As they invest, our capital is replenished


OUR CUSTOMERS ARE STICKY
The portfolios of our earliest investors continue to grow year-over-year
AUM BY RETAIL INVESTOR COHORT
(in millions)
Retail Investor Assets Under Management (AUM)
$250
$200
$150
$100
$50
0
2014
2015
2016
2017
2018
2019
2020
2021
2022
Retail Investor Activation Year

Even at 3, 4, 5 years+ from signing up, the average Groundfloor Investor **portfolio is growing**, not shrinking.

MULTIPLE REVENUE STREAMS

For every $1,000 invested on the Groundfloor platform,


we earn an average of $66.58 from three revenue streams:
ORIGINATION FEES
NET INTEREST
SERVICING FEES
Real estate developers pay points and fees
We earn interest on loans until they fund on our platform
Developers pay servicing fees during the term of their loan


GROWTH IS STRONG
Quarterly investment volume has grown consistently, reaching $78 million and supporting $7.7 million in revenue* in Q2 2022.
QUARTERLY REVENUE AND INVESTMENT VOLUME
(in thousands)
QUARTERLY REVENUE
INVESTMENT VOLUME
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$80,000
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
2018 Q1
2018 Q2
2018 Q3
2018 Q4
2019 Q1
2019 Q2
2019 Q3
2019 Q4
2020 Q1
2020 Q2
2020 Q3
2020 Q4
2021 Q1
2021 Q2
2021 Q3
2021 Q4
2022 Q1
2022 Q2
* Unaudited Non-GAAP Revenue based on quarterly cash receipts per management reports


WE WERE BUILT FOR TURBULENT TIMES
As Housing Prices Decline
Investors are protected by a first lien on collateral
Borrowers have better buying opportunities
Risk can be controlled by limiting leverage (loan size in relation to collateral)
As Interest Rates Rise
Borrowers have fewer competing alternatives to financing with us
Investors earn higher yields on better terms
Equity capital becomes relatively less expensive
The COVID-19 pandemic proved that capital deployed by a broad base of individual investors is more resilient, flexible, and powerful than traditional sources.

As a provider of debt, we can preserve investor capital through market turbulence, while profiting from capital scarcity and new opportunities to supply equity capital to **fill the gap** created by lower available leverage while allowing our investors to **"buy low."**

As an intermediary, Groundfloor creates value by **matching demand for capital with supply** through market cycles. Our unique value proposition for investors is a competitive advantage, especially when traditional capital markets are challenged by economic conditions.


WE'RE RAISING CAPITAL TO PLAY OFFENSE IN 2023
INCREMENTAL GROWTH DRIVEN BY WEFUNDER RAISE
(in millions)
Gross Investment Volume
$1,250
$1,000
$750
$500
$250
WEFUNDER
Incremental growth driven by increased investor acquisition and new products funded via Wefunder capital
Growth projections from current investor base


2022
2023
2024
2025

CLEAR PATH TO PROFITABILITY

	historical proforma				projected			
	2018	2019	2020	2021	2022	2023	2024	2025
Net revenue*	$ 3,325	$ 7,073	$ 5,627	$ 14,049	$ 23,136	$ 35,644	$ 53,463	$ 80,461
Net revenue growth rate	*90.2%*	*112.7%*	*-20.4%*	*149.7%*	*64.7%*	*54.1%*	*50.0%*	*50.5%*
Cost of goods sold	424	780	611	1,363	1,725	2,387	3,225	4,367
Gross profit	2,901	6,293	5,016	12,686	21,411	33,257	50,238	76,094
Operating expense	7,867	9,186	9,021	11,181	25,799	33,717	46,590	65,106
Advertising	700	274	607	2,625	2,443	2,871	3,733	4,853
Net (loss) income	**$(5,666)**	**$(3,167)**	**$(4,612)**	**$(1,120)**	**$(6,831)**	**$(3,331)**	**$(85)**	**$6,135**
% of net income	n/a	n/a	n/a	n/a	n/a	n/a	n/a	7.62%

*Non GAAP, $ in thousands

Without any expansion in revenue multiple, achieving these projections would generate **3-4x share** price appreciation on a Series B-3 investment in three years, by 2025

BATTLE-TESTED EXECUTIVE TEAM



BRIAN DALLY
CEO
Co-founded company in February 2013

NICK BHARGAVA
EVP Regulatory Affairs
Co-founded company in February 2013

RHONDA HILLS
COO
Joined in February 2018

CHRIS SCHMITT
CTO
Joined as employee #1 in August 2013

BENJAMIN SUTTON
SVP of Finance & Strategy
Joined in February 2017

PATRICK DONOGHUE
VP of Risk Management
Joined in April 2016

CHRIS GARRETT
VP of Product
Joined in October 2021

MEGAN HEANEY
Head of People, Projects & Culture
Joined in November 2020

NOTABLE INVESTORS



Yair Goldfinger
Co-Founder & CEO at AppCard

David Sissman
Angel Investor, Professional Investor & Portfolio Manager

Michael Goodmon
Vice President, Real Estate at Capitol Broadcasting Company

Michael D. Olander Jr.
CEO & Chairman at MDO Holdings

John Healy
Principal at Hyde Street Holdings, LLC

Bruce Boehm
Angel Investor & Retired Venture Capitalist

T.R. Missner
VOIP Jedi at TextNow

Lucas Timberlake
Co-Founder & General Partner at Fintech Ventures Fund

WE'RE GAINING MOMENTUM FAST

- Nearly 200,000 users and growing
- Over $800 million invested to date
- Over 2,000,000 individual investments
- Covered in hundreds of publications
- Winner of two dozen industry and innovation awards

Over **6,375 Shareholders** and... growing!

JOIN US, TODAY!


Strategies
$2,345.09603961
Thank you!

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